SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2003

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O. Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

News Release	September 23, 2003 at 12.30 GMT
Kanavaranta 1 00160 Helsinki, Finland P.O. Box 309 FIN-00101 Helsinki, Finland Tel +358 2046 131 Fax +358 2046 21471 www.storaenso.com

Stora Enso launches restructuring programme for Corbehem Mill

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso has launched a restructuring programme at its Publication Paper mill at Corbehem, France to secure the site’s long-term competitiveness in continuing depressed market conditions.

The programme, which will be implemented in stages during 2003-06, has been agreed with the workers’ council representatives and has three objectives:

(1) a major reorganisation of the whole mill, including a decrease of some 160-170 employees in the headcount by 2006, the majority of the decrease occurring before the end of 2004. The mill currently employs about 900 people;

(2) a variable-cost reduction plan to improve significantly the productivity and efficiency of assets;

(3) investment in paper machine 5, raising its annual capacity by 55 000 tonnes to 305 000 tonnes of light-weight coated magazine paper (LWC) in 2004, as already announced in December 2002.

A provision of EUR 15.3 million for redundancy payments and other costs related to this restructuring programme will be entered as a non-recurring item in the results for the third quarter of 2003.

For further information, please contact

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

Scott Deitz, Vice President, Investor Relations, Stora Enso North America,

tel. 715 422 1521

www.storaenso.com

www.storaenso.com/investors

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso sales totalled EUR 12.8 billion in 2002. The Group has some 42 500 employees in more than 40 countries in five continents and about 15 million tonnes of paper and board annual production capacity. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STORA ENSO CORPORATION

By:	/s/ ESKO MÄKELÄINEN
Esko Mäkeläinen Senior Executive Vice President, Accounting and Legal affairs

By:	/s/ JYRKI KURKINEN
Jyrki Kurkinen General Counsel

Date: September 24, 2003